

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2012

<u>Via E-mail</u>
Chunfeng Tao
Chairman, President, Chief Executive Officer and Director
Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re:** **Keyuan Petrochemicals, Inc.**
> **Post Effective Amendment No.3 to Registration Statement on Form S-1**
> **Filed September 26, 2012**
> **File No. 333-170324**

Dear Mr. Tao:

We have reviewed your amended registration statement and have the following comments.

<u>Signatures, page 130</u>

1.   Please include the name of the company as a signatory to the registration statement. The name of the company should precede the signatures of the CEO and CFO signing on behalf of the company. Refer to Instruction 1 to Signature in Form S-1.

<u>Exhibits</u>

2.   Please list the XBRL-related documents as exhibits in the exhibit index. Refer to Item 601(b)(100) of Regulation S-K.

<u>Exhibit 5.1</u>

3.   Please revise the description of this exhibit in the exhibit index to indicate that it is the legal opinion of counsel.

4.   With respect to the 4,720,182 outstanding shares of common stock being offered by the selling stockholders, please have counsel revise the second paragraph of its opinion to state that these shares <u>are</u> legally issued, fully paid and non-assessable.

Please refer to Section II.B.2.(h) of Legal Staff Bulletin No.19 dated October 14, 2011.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Louis Taubman, Esq.
    Arila Zhou
    Hunter Taubman Weiss LLP